Exhibit 2.1(b)*

* Certain confidential information contained in this document, indicated by the mark “[*]”, has been omitted because it is both (i) not material and (ii) is the type that the registrant treats as private or confidential.
AMERICAN INTERNATIONAL GROUP, INC.
1271 Avenue of the Americas
New York, New York 10020

November 1, 2023

RenaissanceRe Holdings Ltd.
12 Crow Lane
Pembroke HM19, Bermuda
Attention: Shannon Bender, General Counsel

Re: Stock Purchase Agreement

Dear Ms. Bender,

    Reference is made to that certain Stock Purchase Agreement, dated May 22, 2023 and as amended June 15, 2023 (the “Agreement”), by and between American International Group, Inc. (“Parent”) and RenaissanceRe Holdings Ltd. (“Acquiror”). Capitalized terms used but not defined in this letter agreement have the meaning given to such terms in the Agreement.

    Parent and Acquiror hereby agree that, with effect as of immediately prior to the Closing:

1.Notwithstanding the definition thereof, “Intercompany Payables” (as such term is used in the Agreement) shall not include any account, note, loan payables, advances (cash or otherwise) or any other extensions of credit that are payable by any Company Group Entity, on the one hand, to any Company Group Entity, on the other hand.

2.With respect to Section 5.27 of the Agreement, Parent and Acquiror agree that Parent has satisfied its obligations with respect to the portion of the Parent Restructuring Transactions set forth as item #3 on Section 5.27 of the Parent Disclosure Schedules; provided, that (a) Parent shall and shall cause its controlled Subsidiaries to use reasonable best efforts to cooperate with Acquiror and the Company Group Entities in connection with: (i) pursuing the OFAC license application submitted with respect to the Credit Bank of Moscow securities listed on in item #3 of the Section 5.27 of the Parent Disclosure Schedules and (ii) ensuring compliance with all applicable Laws with respect to any coupon payments which may in the future become payable with respect to the MMK International Capital or Uralkali OJSC securities listed on item #3 of Section 5.27 of the Parent Disclosure Schedules and (b) Parent and Acquiror acknowledge and agree that, for the avoidance of doubt, item #3 of the Section 5.27 of the Parent Disclosure Schedules remains subject to the indemnification obligations set forth in Section 10.02(a)(v) of the Agreement in accordance with the terms of the Agreement.

3.Recital B of the Agreement is hereby deleted in its entirety and replaced with the following:

AIG Property Casualty International LLC, a Delaware limited liability company (“CH Parent”), a subsidiary of Parent, directly owns all of the issued and outstanding Capital Stock of Validus Holdings, Ltd., a Bermuda exempted company limited by shares with registration number 37417 (“Validus Holdings,” and together with Validus Specialty, the “Companies,” and each individually, a “Company”), whose authorized share capital consists of US$802,800.00 divided into 80,000,000 shares of common stock with a par value of US$0.01 per share, of which 100 common shares of par value US$0.01 each are issued and outstanding and 16,000 shares of preferred stock with a par value of US$0.175 per share, of which no shares of preferred stock are issued and outstanding (the “CH Shares,” and together with the CS LLC Interests, the “Shares”).

4.The line item for “Validus Holdings, Ltd.” included in the table set forth in item #1 of Section 3.02 of the Parent Disclosure Schedule is deemed amended and restated as follows:

Entity Name	Jurisdiction	Class	Authorized	Issued	Outstanding	Shareholder
Validus Holdings, Ltd.	Bermuda	Common	80,000,000	100	100	AIG Property Casualty International, LLC
		Preferred Shares	16,000	0	0

5.Parent and Acquiror agree that the “Retained Intercompany Agreements,” as such term is defined in that certain Omnibus Intercompany Termination Agreement, effective as of the date hereof, by and among Parent and certain other parties thereto, constitute Surviving Intercompany Agreements for all purposes under the Agreement.

6.Parent and Acquiror agree the following Liens will constitute Permitted Liens and the provisions of Section 2.04(a)(xi) shall not apply to such Liens:

a.The Mortgage/Charge on the assets of AlphaCat Reinsurance, Ltd. dated as of January 1, 2013 and registered on July 15, 2015 with the Bermuda Register of Companies bearing serial number 42630 and related liens evidenced pursuant to UCC-3s filed on July 15, 2015; and
b.The Mortgage/Charge on the assets of AlphaCat Reinsurance, Ltd. dated as of July 14, 2015 and registered on August 4, 2015 with the Bermuda Register of Companies bearing serial number 42671 and related lien evidenced pursuant to UCC-3s filed on August 4, 2015.
c.The lien on the assets of Validus Services, Inc. filed on May 5, 2022 under file number DJ 057559 22 by the New Jersey Division of Taxation.

7.Parent and Acquiror agree that Acquiror has provided written consent pursuant to Section 5.01(xxii) to transfer the assets and rights to Contracts set forth on Exhibit A hereto to Parent or one of its Affiliates that is not a Company Group Entity.

8.Parent and Acquiror agree that, notwithstanding any provision of Schedule IV to the Agreement, Acquiror or one of its Subsidiaries may make offers to and/or hire each of the Talbot Treaty Employees set forth on Exhibit B. If a Talbot Treaty Employee accepts employment with Acquiror, for all purposes of the Agreement, such Talbot Treaty Employee shall be treated as an Employee effective as of the Closing Date (a “Transferred Talbot Employee”), notwithstanding the proviso in the definition of “Employee” in Exhibit A to the Agreement or any other provision of the Agreement or the Exhibits and Schedules thereto to the contrary. In addition, notwithstanding the terms of any noncompetition or customer non-solicit restrictive covenant or, solely with respect to the information of the business conducted by Talbot in which the Transferred Talbot Employee is engaged as of immediately prior to the Closing Date, any confidentiality covenant, in each case, between Parent and a Transferred Talbot Employee (while employed by Acquiror and its Affiliates but not thereafter), such Transferred Talbot Employees shall be permitted to provide services to Acquiror and its Affiliates (including the Company Group Entities) following the Closing.

9.An estimate of the employer portion of any employment and payroll Taxes and other required employer Taxes (the “Employer Taxes”) in respect of the awards (the “LTI awards”) under Parent’s long-term incentive plan (the “LTI Plan”) held by the Employees that are the recipient of LTI awards (“LTI Employees”) will be accrued for on the Closing Statement and included in Total Liabilities thereon. The foregoing, as may be finally determined pursuant to Section 2.05(f), shall be in full satisfaction of any obligations of Parent or any of its Affiliates with respect to Employer Taxes and neither Parent nor Acquiror shall have any further right to indemnification with respect to Employer Taxes.

10.Acquiror and its Affiliates will not be entitled to any Tax deduction arising with respect to the settlement of LTI awards held by the LTI Employees who were, immediately prior to the Closing, employed by a Company Group Entity, and Acquiror acknowledges and agrees that none of Acquiror nor any of its Affiliates will claim any such Tax deduction on any Tax Return. Parent and Acquiror agree to treat any payments made by Acquiror pursuant to the second sentence of Section 12 hereof as adjustments to the Purchase Price for Tax purposes, and not to take any position that is inconsistent with such treatment, unless otherwise required by Law.

11.In consideration of the substantial number of Employees reclassified as Retained Employees providing transition services to Acquiror, Section 6.02(m) of the Agreement is hereby amended by replacing the reference to “$15,000,000” therein, as the aggregate amount of the Human Capital Pool, with a reference to “$12,000,000”.
12.With respect to Schedule II of the Agreement (the “Transaction Accounting Principles”), with regard to item (C) in the definition of Total Liabilities in the Transaction Accounting Principles, [*].

13.Acquiror agrees that: (a) Acquiror has the obligation to provide Tax rates (for both employment/social Taxes and income Taxes, as applicable) to Parent to enable Parent to withhold the applicable LTI Employees’ portion of income and employment/social Taxes due, through net share settlement, on the delivery of the shares of Parent Capital Stock under Parent’s LTI Plan; (b) Parent will pay an amount equal to such withheld amounts in cash to Acquiror promptly following such net settlement, (c) Acquiror agrees to accept such withheld amounts from Parent and to timely remit such amounts as income and employment/social Taxes withheld from the applicable LTI Employee wages (together with the employer portion of any such Taxes for which Acquiror is responsible) to the relevant Tax authorities and to perform related wage reporting in accordance with applicable Law; and (d) Acquiror also acknowledges that Parent will remit cash dividends due on the transferred LTI Employee’s LTI awards to Acquiror. Acquiror will pay such cash dividends to the transferred LTI Employees, include the cash dividends in the reported wages of such LTI Employees, and withhold and timely remit applicable income and employment/social Taxes with respect thereto (together with the employer portion of any such Taxes for which Acquiror is responsible) and perform related wage reporting in accordance with applicable Law.

14.Parent will issue an annual report to Acquiror noting the gross number of shares of Parent Capital Stock treated as delivered to each transferred LTI Employee (i.e., before giving effect to any shares of Parent Capital Stock withheld in respect of Taxes for which the LTI Employee is responsible) along with other data mutually agreed upon by the parties, the withholding done from the LTI awards of each transferred LTI Employee and the cash dividends passed to Acquiror for the benefit of each transferred LTI Employee (the “Parent LTI Report”).

15.Section 2.05(i) of the Agreement is hereby deleted in its entirety and replaced with the following:

The parties acknowledge that the payments contemplated by Section 2.05(g), Section 2.05(h), Section 2.09, Section 5.12(b) through Section 5.12(e) and Section 6.02(k) are intended by the parties to be treated as part of the Purchase Price and the parties will treat any such payment as an adjustment to the Purchase Price for U.S. Tax purposes. The Acquiror and Parent agree not to take any position that is inconsistent with the intent expressed in this Section 2.05(i) unless required by applicable Law.

16.Parent and Acquiror agree to irrevocably waive the closing condition set forth in Section 8.01(b) solely with respect to item 5 under “Bermuda Change of Control” in Section 8.01(b) of the

Parent Disclosure Schedules (the “Companies Act Approval”); provided, that Acquiror agrees to continue to use reasonable best efforts to obtain the Companies Act Approval as soon as practicable.

    Except as expressly set forth herein, the terms, provisions and conditions of the Agreement and the other Transaction Agreements remain in full force and effect and nothing in this letter agreement will constitute a waiver of compliance with respect to the Agreement or any other Transaction Agreement in any other instance, or change, amend, supplement or modify, or be construed as a change, amendment, supplement or modification to, any other term, provision or condition of the Agreement or any other Transaction Agreement.

    The provisions of Section 11.01 (Notices), Section 11.03 (Severability), Section 11.04 (Entire Agreement) (it being agreed that this letter agreement shall form part of the agreement of the parties to the Agreement for all purposes thereof), Section 11.05 (Assignment), Section 11.06 (No Third-Party Beneficiaries), Section 11.07 (Amendment; Waiver), Section 11.09 (Governing Law; Venue; Waiver of Jury Trial), and Section 11.10 (Rules of Construction), and Section 11.13 (Counterparts) of the Agreement are hereby incorporated into and will apply to this letter agreement mutatis mutandis.

    Please indicate your acceptance of this letter agreement by countersigning this letter agreement.

Sincerely,

AMERICAN INTERNATIONAL GROUP, INC.

By: /s/ Sabra Purtill
Name:     Sabra Purtill
Title:    Executive Vice President and Chief Financial Officer

Agreed and accepted:

RENAISSANCERE HOLDINGS LTD.

By: /s/ Ross Curtis
Name:    Ross Curtis
Title:    Executive Vice President